UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 07, 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ 40-F ☐

I.	Items Required to be Filed

A.	Shareholder Meeting Results

1.	Meeting Call and Notice

1)   The special shareholder meeting was duly called by 3888 Investment Group Limited. As of the record date, 3888 Investment Group Limited held 27.05% of the total issued and outstanding common shares. Through its 100% ownership of Class B Common Stock, it exercised 97.37% of the total voting power.

2)   The meeting notice was disseminated in strict compliance with the Ontario Business Corporations Act ("OBCA"), the Corporation’s By - Law No. 1, and all applicable NASDAQ and SEC corporate governance standards. Shareholders were comprehensively informed of the meeting date (April 4, 2025), time (10:00 AM EST), virtual meeting platform details, and the complete agenda. The agenda specifically included the removal of the prior board of directors and the election of new directors.

2.	Meeting Conduct and Voting Process

1)   The meeting was conducted via a secure and compliant virtual video - conferencing platform. Shareholders received detailed voting packages in advance, which incorporated clear instructions on how to complete and return the votes accurately.

2)   Shareholders were required to send the completed vote packages via email to the official email address of the retained solicitor no later than 6 PM on April 4, 2025. The returned packages underwent a rigorous verification process to confirm shareholder identity and the authenticity of required signatures. Only votes received with proper identification and signature were counted towards the final tally.

3)   The shareholder list used for verification was finalized on March 25, 2025. It was then disclosed to all shareholders on April 1, 2025, in accordance with regulatory transparency requirements. A comprehensive Letter of Procedural Explanation, dated April 3, 2025, was emailed to all shareholders. This letter provided in - depth explanations of all procedural details, including the voting process, verification procedures, and deadlines.

4)   Shareholders were able to freely participate in an email chain managed by the solicitor. This allowed for open communication, enabling them to exchange comments, attachments, and supporting materials. All communications were archived and maintained in accordance with SEC record - keeping requirements.

3.	Share Structure, Voting Power and Voting Results

1)	As of the record date of March 25, 2025, the company's share capital was structured as follows:

-  Class A Common Stock: 4,090,680 shares outstanding, with each share having 1 voting power. The total voting units for Class A Common Stock were 4,090,680, accounting for 2.63% of the total voting power.

-  Class B Common Stock: 1,516,668 shares outstanding, with each share having 100 voting power or 1:100. The total voting units for Class B Common Stock were 151,666,800, accounting for 97.37% of the total voting power.

-	In total, there were 5,607,348 shares outstanding, with a combined total voting power of 155,757,480.

2)	The summary of the voting results of this meeting is presented in the following statistical tables:

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Statistical Table A：Final Voting Power Statistics

Share Class	Verified Voting Power	% of Class Voting Power Cast
Class A Common Stock	546,084	0.35%
Class B Common Stock	151,666,800	97.37%
Total Voting Power Counted	152,212,884	97.72%

Statistical Table B：Votes Received of Elected Directors

Director Name	Verified Voting Power to Vote	% of Class Voting Power Cast Total
ZHOU, FAN	152,212,884	97.72%
HUANG, JUN	152,212,884	97.72%
WANG, WEIXING	152,212,884	97.72%
HU, YONGHENG	152,212,884	97.72%
MIAO, JINCHAO	152,212,884	97.72%

4.	Resolutions and Their Significance

1)   Approval of Meeting Procedures: Shareholders have ratified the procedural compliance of the Special Shareholders' Meeting held on April 4, 2025. The notice provided to shareholders met all regulatory requirements, ensuring that they were well - informed and able to participate effectively.

-  The quorum was calculated based on the total voting power, in accordance with Section 7.8 of By - Law No. 1. Shareholders representing 97.79% of the total voting power were present at the meeting, far exceeding the quorum threshold. This validates all decisions made during the meeting.

-  Voting rights were clearly defined. According to the shareholders' resolution dated July 18, 2024, Class B shares have 100 voting rights per share or 1:100, and Class A shares (including tradeable common shares) have 1 voting right per share. The voting process was meticulously organized, with all procedures in compliance with SEC regulations.

-  Shareholder participation was voluntary and free from external coercion or undue influence. All shareholders had equal opportunities to vote, veto, or abstain based on their independent judgment.

2)	Removal of the Previous Board of Directors:

-    Shareholders have confirmed and approved the removal of the previous board of directors. This decision was based on substantial evidence of significant procedural violations and breaches of fiduciary duties. These violations had the potential to undermine the company's stability, integrity, and the trust of stakeholders. By removing the specific board members, more importantly the bad actors, shareholders have taken a crucial step to rectify corporate governance issues, protect the company's interests, and restore investor confidence. The Corporation, Fan Zhou, and the appropriate officers are currently in contact with NASDAQ and shall notify NASDAQ and the SEC of the change in the composition of the board of directors, and take all necessary steps to ensure accurate and compliant public disclosure. After removing the specific board of directors, and electing new board members, seven former board members, namely; ZHONG CHEN, CHARLES YONGJUN FU, KEALEY DONALD M, JIE LUO, SIMON LUNG LUNG TANG, WILLIAM T CHAI, and ZONGJIANG HE, are no longer directors of the company.

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3)	Election of New Directors: Shareholders have elected the following five individuals as members of the board of directors, and

-the election became effective immediately upon the adoption of this resolution.

-   Zhou Fan: As the founder and chairperson of the board of Visionary Holdings Inc., Zhou Fan has an extremely profound academic background. She holds a bachelor's degree in accounting from Hunan College of Finance and Economics, a master's degree in finance from Nankai University, and a Ph.D. in literature from Jinan University. Additionally, she is a Senior International Financial Manager (SIFM) certified in the United States and a senior accountant in China. In the field of education, she is a renowned international vocational education expert in both Canada and China. Under her leadership, the team successfully established the first pioneering listed education company in Canada. Moreover, Zhou Fan is actively involved in charity work and has received numerous honors. Her extensive experience in education and finance has endowed her with precise strategic vision and strong resource integration capabilities. She can effectively promote the coordinated development of the company's education and finance businesses, further enhance the company's influence in the international market, and provide crucial guidance for the board's decision - making.

-   Huang Jun: Huang Jun holds a doctorate degree and has conducted in - depth research and practice in the fields of finance, compliance, and corporate management for many years. He served as the deputy managing director of ComplianceOne Consulting Limited and the chief advisor of Dragon Rise Group Holdings Limited (HKEX: 06829). With his profound professional knowledge and rich industry experience, Huang Jun can effectively assist the board of directors in controlling the company's operational risks, optimizing internal management processes, and ensuring the company's efficient development within the framework of compliance. He provides professional risk assessments and compliance suggestions for the board's decision - making and is an important contributor to the board's formulation of scientific decisions.

-   Wang Weixing: Wang Weixing graduated from the Medical School of Heidelberg University in Germany with a Doctor of Medicine degree. He is also a researcher and serves as the president of the Canadian Science and Technology Association. He has achieved remarkable results in the biopharmaceutical field, successfully helping several US biopharmaceutical companies go public and raise funds, and has performed outstandingly in corporate management and technical team leadership. With his professional medical background and rich biopharmaceutical industry experience, Wang Weixing can provide cutting - edge industry information and innovative ideas for the board of directors. He plays a crucial role in the company's business expansion in the biotech field, technology research and development cooperation, and capital operation, effectively promoting the company's competitiveness in the biopharmaceutical field and facilitating the company's continuous business development.

-  Hu Yongheng: Hu Yongheng holds a master's degree and has extensive experience in the new energy vehicle industry. He also has outstanding capabilities in listed company management and capital strategic planning. He has served as the chairman of Shuguang Co., Ltd. and the president of China Guangsha Holdings Group and other important positions. Hu Yongheng's in - depth understanding of the new energy vehicle industry and his valuable experience in the operation of listed companies can assist the board of directors in formulating a scientific and reasonable development strategy for the new energy vehicle business. He can also help optimize the company's capital structure, enabling the company to better seize industry development opportunities, thereby enhancing the company's market share and industry status in the new energy vehicle field and laying a solid foundation for the company's long - term development.

-  Miao Jinchao: Miao Jinchao holds dual master's degrees and has accumulated over 20 years of valuable experience in the fields of management and clinical data research. He led relevant projects at Northwest Hospital in Seattle, USA, and was responsible for the development of cancer early - detection products in Tianjin, China. During this period, he successfully developed multiple antibodies and reagent kits and obtained several patents. Miao Jinchao's expertise in medical technology research and development and project management injects innovative vitality into the board of directors. This helps the company to accurately position itself in the biomedical field, keep up with industry development trends, promote the technological innovation and product upgrading of the company's biomedical business, and enhance the company's core competitiveness in this field.

4)   Declaration of Invalidity of Unauthorized Appointments: Shareholders have declared that any appointments of management personnel made without the effective authorization of the board of directors since March 26, 2025, are invalid. This is a critical step in clarifying the company's leadership structure and ensuring that all appointments are made through proper channels. Additionally, all relevant document filings and public statements, including Form 6 - K submitted to the SEC or NASDAQ after March 26, 2025, are also declared to be without proper authorization. This measure safeguards the integrity of the company's records and publicly disclosed information.

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5)   Notification and Disclosure Requirements: The company and its management are obligated to notify NASDAQ and the SEC of the changes in the composition of the board of directors and the shareholders' decisions under this resolution. This will be accomplished through the timely submission of all necessary filings and by maintaining open lines of communication with regulatory officials. To ensure accurate and compliant public disclosure, the company will conduct thorough internal reviews, engage legal and compliance experts, and follow strict reporting procedures.

6)   Report Submission: The company and its management are required to prepare and submit a Form 6 - K and a corresponding material change report. The Form 6 - K will provide detailed information on the backgrounds of the new board members, their qualifications, and the potential impact of the board changes on the company's operations and strategic directions. The material change report will highlight any significant changes resulting from the Special Shareholders' Meeting, such as new strategic initiatives, changes in corporate governance policies, or potential impacts on the company's financial position.

7)	Review of Actions: Any actions taken by the company or its management in violation of the shareholders' instructions since

March 26, 2025, will be subject to review by the newly elected board of directors. The new board has the authority to revoke any actions that are deemed harmful to the company or in violation of the shareholders' authorization. This mechanism serves as a safeguard to protect the rights and investments of shareholders.

8)   Effectiveness of the Resolution: This resolution is binding on the company and took effect immediately. It provides a clear direction for the company's future development and ensures the seamless implementation of the decisions made at the Special Shareholders' Meeting.

B.	Board of Directors Actions

1.	Meeting Proceedings

The First Meeting of the Second Board of Directors was held on April 4, 2025, at 7:30 p.m. (Toronto Time) via a secure and compliant online platform. All five newly elected directors, Zhou Fan, Huang Jun, Wang Weixing, Hu Yongheng, and Miao Jinchao, attended the meeting. The meeting was chaired by Zhou Fan.

2.	Elections within the Board

1)   Zhou Fan was elected as the Chairman of the company. Her leadership skills and experience will be crucial in guiding the board's decision - making processes and setting the company's strategic direction.

2)	The elections for committee chairs and members were also conducted.

-  Wang Weixing was elected as the Chairman of the Nomination Committee. This committee will be responsible for identifying and nominating qualified candidates for board positions and senior management roles, ensuring that the company has a strong and diverse leadership team.

-  Miao Jinchao was elected as the Chairman of the Audit Committee. The Audit Committee will oversee the company's financial reporting process, internal controls, and audits to ensure the accuracy and integrity of the company's financial information.

-  Hu Yongheng was elected as the Chairman of the Compensation Committee. This committee will determine the compensation packages for directors and executives, aligning them with the company's performance and market standards.

3.	Appointment of Senior Executives

1)   Zhou Fan was appointed as the Chief Executive Officer (CEO). In this role, she will be responsible for implementing the company's strategies. This includes formulating long - term business plans, setting financial targets, and driving innovation. She will oversee human resources recruitment and management, aiming to build a high - performing team. In investment and financing, she will evaluate potential projects, make decisions on capital allocation, and execute deals to optimize the company's capital structure. Zhou Fan will also be in charge of regulatory compliance, ensuring the company adheres to all requirements of the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and accurately submitting EDGAR documents. Additionally, she will handle external liaison and information disclosure, representing the company in external communication and signing off on all external disclosures.

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2)   Huang Jun, appointed as the Chief Operating Officer (COO), will focus on the day - to - day operation and management of the company. He will design, optimize, and supervise the business operation processes to enhance efficiency and eliminate bottlenecks. By analyzing operation data, he will identify areas for improvement and implement strategies to allocate resources more rationally. Huang Jun will also play a key role in establishing and improving the company's management systems, training employees, and enhancing the overall management level.

3)   Hou Xiyong's position was adjusted to Co - Chief Executive Officer (Co - CEO). He will be mainly responsible for the efficient management of the company's daily internal operations. This includes optimizing office work processes, coordinating personnel training and performance evaluation to build a high - performing team, and cooperating with the CEO in recruitment. Hou Xiyong will also handle internal operational matters, resolve issues promptly, and ensure the smooth flow of internal processes.

4.	Resolution Effectiveness

All the resolutions passed during this board meeting, including the elections and appointments, are binding on the company and took effect immediately. This ensures the seamless implementation of the new leadership structure and assigned responsibilities. The immediate effectiveness provides clear direction for the company's future development, enhances decision - making efficiency, and improves organizational execution. It also signals to the company's employees, investors, and other stakeholders that the company is moving forward with a new strategic focus and leadership approach.

C.	Corporate Governance and Compliance

1.	Compliance with Regulatory Standards

All actions taken in the shareholder and board meetings comply with the OBCA, the company's bylaws, and NASDAQ and SEC corporate governance standards. The company has a dedicated compliance team that continuously monitors and ensures ongoing compliance with these regulations. The compliance team conducts regular internal audits and reviews to identify and address any potential compliance issues promptly.

2.	Communication with Regulatory Bodies

The company and its officers are required to notify NASDAQ and the SEC of the change in the composition of the board of directors and the shareholder decision under this resolution. This will be done through formal channels, including submitting the necessary filings and maintaining open communication with regulatory officials. The company will also respond promptly to any inquiries or requests for information from regulatory bodies.

3.	Future Compliance Initiatives

To further strengthen corporate governance, the company plans to implement additional compliance training programs for its directors, officers, and employees. These programs will cover areas such as anti - fraud measures, insider trading regulations, and ethical business practices. The training programs will be designed to enhance the understanding of regulatory requirements and promote a culture of compliance within the company.

II.	Exhibits

Full - Text Resolutions: Attach complete and unredacted copies of the shareholder meeting resolution and board meeting resolution. These resolutions should clearly indicate all clauses, signatures, and dates. The resolutions should be presented in a format that is easy to read and understand, with any legal jargon explained in footnotes or appendices.

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III.	Certifications

The undersigned, on behalf of Visionary Holdings Inc., certifies that:

1.  The information contained in this report is true, accurate, and complete to the best of our knowledge. All efforts have been made to ensure the integrity of the data presented, and any potential errors or omissions have been minimized through a thorough review process. This review process includes internal audits, legal reviews, and cross - referencing of information from multiple sources.

2.	This report has been prepared in accordance with the requirements of the U.S. Securities and Exchange Commission's Form 6

-  K and NASDAQ listing rules. The company has engaged legal and financial experts to review the report for compliance, and any necessary adjustments have been made to meet the regulatory standards.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

By:	/s/ Fan Zhou
Name:	Fan Zhou
Title:	Chief Executive Officer

Date: April 7, 2025

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